Kindred Biosciences, Inc.
1555 Bayshore Highway, Suite 200
Burlingame, California 94010

January 22, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kindred Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-201553)
Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement on Form S-3 (File No. 333-201553) filed by Kindred Biosciences, Inc. on January 16, 2015, following the calculation of the registration fee on such cover page:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”
If you have any questions or comments in connection with this delaying amendment, please contact Marc L. Brown of TroyGould PC at 310-789-1269.

Sincerely,

/s/ Richard Chin, M.D.
Richard Chin, M.D.
President and Chief Executive Officer
Kindred Biosciences, Inc.